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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549



                                   SCHEDULE  13G

                     Under the Securities Exchange Act of 1934
                                (Amendment No. 9)*


                                  Uni-Marts, Inc.
                 ------------------------------------------------
                                 (Name of Issuer)

                                   Common Stock
                 ------------------------------------------------
                          (Title of Class of Securities)

                                    904571 30 4
                        ----------------------------------
                                  (CUSIP Number)


                                                                          __
      Check the following box if a fee is being paid with this statement |__|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following page(s))

                                 Page 1 of 5 Pages










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CUSIP No. 904571 30 4                      13G                      Page 2 of 5


      1.         Name of Reporting Person
                 S.S. or I.R.S. Identification No. of Above Person

                 Henry D. Sahakian
                 ###-##-####

      2.         Check the Appropriate Box if a Member of a Group
                                                                __
                                                           (a) |__|
                                                                __
                                                           (b) |_x|

      3.         SEC Use Only



      4.         Citizenship or Place of Organization

                 United States

     Number of      5.          Sole Voting Power

      Shares                    466,145 shares

   Beneficially     6.          Shared Voting Power

    Owned By                    92,400 shares

       Each         7.          Sole Dispositive Power

     Reporting                  429,645 shares

      Person        8.          Shared Dispositive Power

       With                     92,400 shares

      9.         Aggregate Amount Beneficially Owned By Each Reporting Person

                 558,545 shares

     10.         Check Box if the Aggregate Amount in Row (9) Excludes Certain
                 Shares

                 Henry D. Sahakian is one of two trustees for two trusts for the benefit of Daniel D. Sahakian's children holding 847,500 shares of Common Stock. Henry D. Sahakian disclaims beneficial ownership of these shares, and they are not included in the aggregate totals in number 9.

     11.         Percent of Class Represented by Amount in Row 9

                 8.7 Percent

     12.         Type of Reporting Person

                 IN

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                                                                    Page 3 of 5


ITEM 1 (a)       Name of Issuer

                 Uni-Marts, Inc.



ITEM 1 (b)       Address of Issuer's Principal Executive Offices

                 477 East Beaver Avenue
                 State College, PA  16801



ITEM 2 (a)       Name of Person Filing

                 Henry D. Sahakian



ITEM 2 (b)       Address of Principal Business Office

                 477 East Beaver Avenue
                 State College, PA  16801



ITEM 2 (c)       Citizenship

                 United States



ITEM 2 (d)       Title of Class of Securities

                 Common Stock



ITEM 2 (e)       Cusip Number

                 904571 30 4



ITEM 3

                 N/A










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                                                                    Page 4 of 5

ITEM 4           Ownership

       (a)       558,545 shares
       (b)       8.7 percent
       (c)       (i)   466,145 shares
                 (ii)  92,400 shares
                 (iii) 429,645 shares
                 (iv)  92,400 shares



ITEM 5           Ownership of Five Percent or Less of a Class

                 N/A



ITEM 6           Ownership of More than Five Percent on Behalf of Another
                 Person

                 Beneficial ownership of Common Stock includes 92,400 shares held by Mr. Sahakian jointly with his wife and 36,500 shares owned by his wife.



ITEM 7 Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company

                 N/A



ITEM 8           Identification and Classification of Members of a Group

                 N/A



ITEM 9           Notice of Dissolution of a Group

                 N/A



ITEM 10          Certification

                 N/A









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                                                                    Page 5 of 5



                                    SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              /S/ HENRY D. SAHAKIAN
                                              ---------------------------------
                                              Signature



Dated: February 7, 1996